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Scott D. Silverman
Vice President, General Counsel and Corporate Secretary
Commonwealth Annuity and Life Insurance Company
132 Turnpike Road, Suite 210
Southborough, MA 01772


                                                              February 11, 2009


VIA E-MAIL AND EDGAR

Mr. Craig Ruckman
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Commonwealth Annuity and Life Insurance Company
     Commonwealth Annuity Separate Account A
     Initial Registration Statement on Form N-4
     File Nos. 333-157121 and 811-22024

Dear Mr. Ruckman:

On behalf of Commonwealth Annuity and Life Insurance Company (the "Company") and Commonwealth Annuity Separate Account A, enclosed for your convenience is a courtesy copy of the above-captioned initial registration statement on Form N-4 for an individual flexible premium deferred variable annuity contract. The registration statement was filed with the Securities and Exchange
Commission on February 5, 2009.   Financial statements, updated underlying
fund information, exhibits not included herein, and certain other information will be added by pre-effective amendment.

The Company will be requesting selective review for this filing. A complete request for selective review, together with an appropriately marked copy of the prospectus and statement of additional information included in the registration statement, will be forwarded to the staff shortly under separate cover.


If you have any questions or comments regarding the registration statement, or if there is anything that we can do to facilitate the staff's review of the registration statement, please call the undersigned at (508) 460-2408 or Elisabeth M. Bentzinger at (202) 383-0717.

Sincerely,

/s/ Scott D. Silverman
----------------------
Scott D. Silverman

Attachment

cc:  Elisabeth M. Bentzinger